Mail Stop 4561

June 4, 2009

Mr. Murray D. Martin
Chairman, President and Chief Executive Officer
Pitney Bowes, Inc.
1 Elmcroft Road
Stamford, Connecticut 06926-0700

> **Re:** **Pitney Bowes, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-03579**

Dear Mr. Martin:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. We note your disclosure on page 4 that management has taken additional actions in 2008 such as reducing credit lines, strengthening collection resources, and

revising credit policies to be more selective in managing the portfolio in this current economic cycle. In light of the significance of accounts receivables and finance receivables to your balance sheet and the potential impact of credit losses to your results, please tell us how you considered disclosing the key performance indicators you use in managing your accounts receivables and finance receivables (e.g. days-sales-outstanding, turnover, aging, etc.), any trends you have experienced in these indicators, and the underlying reasons for such trends. Refer to Item 303(A) of Regulation S-K and Sections III(B) and IV of SEC Release 33-8350.

Results of Operations 2008 Compared to 2007

Selling, general and administrative expenses, page 14

2.   We note your disclosure that benefits gained from transition initiatives were offset by lower revenue growth and a shift in the mix of business as well as higher credit loss expenses in the U.S. Software business, which is continuing to become a larger portion of your overall business and has a relatively higher selling, general and administrative expense ratio. In light of the significance of your selling, general, and administrative expenses, please tell us what consideration you gave to quantifying the significant components for the periods presented. In addition, please explain how you considered quantifying the extent of the contribution of each source of, or offset to, a material change. Refer to Section III.D of SEC Release 33-6835.

Contractual Obligations, page 23

3.   Please tell us if your tabular presentation of contractual obligations includes scheduled interest payments. If not, please tell us how you considered disclosure of scheduled interest payments in your table or in a supplement to the table to provide information that is sufficient to an understanding of the your cash requirements. Refer to Footnote 46 of SEC Release 33-8350.

Item 9A – Controls and Procedures, page 31

4.   We note your disclosure that there was no change in internal control over financial reporting occurred during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting. In future filings, please disclose any change in internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Income, page 40

5.   Please tell us how you considered separate disclosure of the provision for doubtful accounts and credit losses as required by Rule 5-03(5) of Regulation S-X.

6.   Please tell us how you considered disclosure of cost of financing on your statements of income. We note your response to comment 1 in your correspondence dated March 11, 2003 indicating that you would provide such disclosure and that you presented cost of financing in your December 31, 2002 and 2003 financial statements. Refer to Rule 5-03(2) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

Embedded Software Sales, page 47

7.   We note your disclosure that software embedded in equipment is incidental to the equipment as a whole such that SOP 97-2 is not applicable. We also note marketing materials on the company's web-site clear indicate that certain equipment, such as the DM series of Digital Mailing System equipment, includes connectivity which allows customer access to software updates. In light of your new fully digital, networked, and remotely-downloadable equipment introduced in 2008, please provide us with an analysis describing how you determined that embedded software is incidental to such equipment. In your analysis, specifically address the criteria in footnote 2 of paragraph 2 of SOP 97-2, including examples of how the company evaluated the criteria, in addition to how you considered the following:

- Describe your assessment of whether the software is essential to the functionality of the equipment;
- Describe the contractual provisions for upgrades and enhancements of the software component;
- Whether the contractual terms of the arrangement require the company to provide dedicated information technology support to maintain and trouble shoot the embedded software;
- Clarify whether upgrades are licensed separately;
- How the availability of software upgrades and enhancements impacts the customer's purchasing decision;

- Whether the company enters into arrangements to customize the software component or to provide any other services related to the software component of the product; and
- Whether the software component of the product could be substituted for other software provided by a competitor.

Note 17. Finance Assets, page 77

8.   Please tell us how you considered the disclosure requirements of SOP 01-6 paragraph .13(g) with respect to loans and receivables on non-accrual status and those that are past due 90 days or more and still accruing interest.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments. If you need further assistance, you may contact me at (202) 551-3406.

                              Sincerely,

                              Patrick Gilmore
                              Accounting Branch Chief